Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated September 27, 2019, with respect to the balance sheets of Groundfloor Real Estate 1, LLC as of December 31, 2018 and 2017 and the related statements of operations, changes in member’s (deficit) equity, and cash flows for the years then ended, which appears in the accompanying Form 1-A of Groundfloor Real Estate 1, LLC.

Atlanta, Georgia

October 7, 2019